Exhibit 77(d)(A)
Morgan Stanley Institutional Fund Trust-
U.S. Small Cap Value Portfolio

      Effective January 30, 2006, the Morgan Stanley Institutional Fund Trust-U.S.
Small Cap Value Portfolio may invest up to 10% of its net assets in foreign securities, including emerging markets (the Portfolio could previously invest up to 5% of its net assets in foreign securities).